Exhibit 4.48

Summary of Supplemental Agreement to Framework Cooperation Agreement

Party A: AirMedia Group Co., Ltd.

Address: 15/F, Sky Plaza, No.46 of Dongzhimenwai Avenue, Dongcheng District, Beijing, the PRC

Legal Representative: Guo Man

Party B: Beijing Super TV Co., Ltd

Address: Jingmeng High-Tech Building B, 4th Floor, No. 5 Shangdi East Road, Haidian District, Beijing, the PRC

Legal Representative: Zhu Jianhua

Party C: Beijing N-S Digital TV Co., Ltd.

Address: Jingmeng High-Tech Building B, 4th Floor, No. 5 Shangdi East Road, Haidian District, Beijing, the PRC

Legal Representative: Zhu Jianhua

I.	Whereas :

	1.	Party A and Party B has executed the Framework Cooperation Agreement in June, 2011 (hereunder as “Framework Agreement”).

2.

Party A and Party B acknowledge that Party B will transfer and assign its rights and obligations under the Framework Agreement to Party C, and agree that Party C and Party A will jointly incorporate the new companies as contemplated in the Framework Agreement.

	3.	The Parties unanimously agree to amend and modify relevant provisions of the Framework Agreement hereunder.

II.	Establishment of New Companies

	1.	Party A and Party C will respectively contribute RMB10,000,000 to incorporate two new limited liability companies (hereunder as “Company A” and “Company B”).

	2.	The shareholders and shareholding of Company A and Company B are the same and as below:

Shareholders	Registered Capital (in RMB)	Shareholding
Party A	5,000,000	50.00%
Party C	5,000,000	50.00%
Total	10,000,000	100.00%

	3.	Party A and Party C will subscribe and contribute the registered capital in cash.

III.	Management of the New Companies and Operation of Business

	1.	The boards of directors of Company A and Company B will be established, delegated and appointed in accordance with the Framework Agreement.

2.

Company A will be responsible for obtaining copyright licenses and will bear relevant fees and expenses; Company B will be responsible for cooperating with broadcasting and TV operators. The revenue generated by Company B, after deducting the revenue shared by the broadcasting and TV operators, will be equally split between Company A and Company B. Party A and Party C may otherwise negotiate a different proportion.

IV.	Confidentiality

1.

Without prior written consent of another Party, any Party shall not disclose to any third party other than the affiliates thereof any clauses and terms of this Supplemental Agreement, or the business secrets of the other party and its affiliates as disclosed for the purpose of concluding and performing this Supplemental Agreement.

	2.	This article will survive even if this Supplemental Agreement is amended, modified, or terminated.

V.	Miscellaneous

	1.	Any dispute arising from the execution and performance of this Supplemental Agreement, or related to this Supplemental Agreement shall be resolved through mutual consultation of the Parties.

	2.	For any conflicts between the Framework Agreement and this Supplemental Agreement, this Supplemental Agreement will prevail, and other provisions of the Framework Agreement will continue to be valid.

This Supplemental Agreement will become into effect upon the execution by the authorized representatives and the approval (if necessary) of the board of directors of all the Parties.